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November 4, 2010

H. Roger Schwall, Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4628
Washington, D.C. 20549-4628

Re:	Ur-Energy Inc. Form 20-F for the Fiscal Year Ended December 31, 2009
Filed March 12, 2010 (File No. 1-33905)

Dear Sir:

Ur-Energy Inc. (“Corporation”) is in receipt of the United States Securities and Exchange Commission (“SEC”) follow-up correspondence, dated October 21, 2010 (“SEC Reply”), in regards the comment letter from the SEC staff (“Staff”), dated August 9, 2010 (“SEC Letter”), regarding the Corporation’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009 (“2009 Form 20-F”) filed with the SEC on March 12, 2010.  For convenience, the comments in the SEC Reply are reproduced below, together with the Corporation’s responses to each of the comments.

Engineering Comments

General

 Comment 1.  We note your response to our previous comment 2 but do not concur.  Industry Guide 7 provides clear guidance in regards to exploration stage and development stage projects.  It is our understanding that Canadian NI 43-101 does as well.  Additionally, we note in your response that you consider your project “unique” and indicate you are unable to establish a reserve, even though you presently claim an indicated resource.  All or a portion of an indicated resource may be used to determine a probable reserve with an appropriate feasibility study, therefore we do not agree with your assessment.  Please revise you filing, referring to your projects as exploration stage projects, until you have a proven or probable reserve.

Response to Comment 1.  The Corporation recognizes the Industry Guide 7 definition of “exploration stage company,” and we will so characterize the Corporation in our filings.  The Corporation proposes to revise its disclosures in this regard on a prospective basis.

Comment 2. In reference to your response to our previous comment number 3, our understanding of Canadian NI 43-101 is that a potential mineral deposit that is to be the target of further exploration may be disclosed as a range of potential quantity and grade.  However, your disclosure includes a range of contained pounds of U3O8, rather than a range of quantity and grade.

H. Roger Schwall
Assistant Director, SEC
November 4, 2010

Please advise or revise.  Additionally, please ensure all estimates in your filing are disclosed as quantity and grade, versus solely contained pounds of U3O8.

Response to Comment 2. The Corporation proposes to insert the following underscored language into the eighth paragraph on page 15, and the sixth paragraph on page 35 of the 2009 Form 20-F:

On August 12, 2009, the Corporation announced the results of geologic evaluations of the Lost Creek Permit Area and adjacent properties held by the Corporation, namely, LC North and LC South, which contain multiple exploration targets and demonstrate the potential to contain 24 to 28 million pound U3O8 (not an NI 43-101 compliant resource). Individual redox fronts (reduction – oxidation fronts) which are amenable to ISR mining technology are commonly in the range of 10 to 20 feet (3 to 6 meters) thick.  Depths of mineralization are from 200 feet to 900 feet with GTs (Grade X Thickness) of 0.3 to 2.23 (averaging 0.7), with an assumption, based upon knowledge of roll fronts in the Great Divide Basin, of 50 - 100 foot width, all of which are similar to the Lost Creek deposit.  These potential quantity and grade ranges are conceptual in nature, only. There has been insufficient exploration to define a mineral resource.  . . .

The Corporation will also ensure going forward that all estimates in its filings include ranges of quantity and grade where contained pounds of U3O8 are referenced.

Lost Creek Project page 12

Comment 3.  We note in response to our previous comment 5 you state that your resource is based on drill holes spaced closely enough for geological and grade continuity.  However in your response to our previous comment number 2, you reference your 2008 Lyntek technical report and state your resource is considered to be too speculative geologically to have economic consideration.  These two statements appear to be conflicting statements.  Please advise or revise.  In addition, please tell us if you have an indicated resource as defined by the CIM definition.

Response to Comment 3.  Based upon the CIM Definition Standards, the Corporation’s Lost Creek project has a reported NI 43-101 Indicated Mineral Resource of 9.8 million pounds of U3O8.

As noted in the Corporation’s response to comment number 5, the Corporation’s Indicated Mineral Resource is based on the CIM definition which contemplates both geologic continuity and economic considerations:  “that part of a Mineral Resource for which quantity, grade or quality . . . can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques [including from] drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.”

H. Roger Schwall
Assistant Director, SEC
November 4, 2010

Consistent with this statement, the Corporation’s response to comment number 2 discusses the ability to determine a mineral reserve – in contrast to a mineral resource – and references the 2008 Lyntek Report, in which Lyntek explains that its preliminary assessment of the Lost Creek Project can only use the foregoing Indicated Mineral Resource because, due to the nature of the ISR mining project, there is insufficient delineation of the project for economic consideration as a mineral reserve.  Item 4.B at page 19.

Comment 4.  We note your response to our previous comment 6 in regards to the reasonable prospect of economic extraction.  In addition, we note you used a base case price of $80 per pound U3O8 in your Lost Creek preliminary assessment.  While we believe that the use of the three-year average price is more appropriate for the estimation of reserves and resources in order to determine the reasonable prospect for economic extraction, please tell us the basis for the prices you used to determine your resources.

Response to Comment 4.  The basis for the prices used by the Corporation is identified in the 2008 Lyntek Report.  Item 4.B at page 20 (excerpt from Lyntek 2008 Preliminary Assessment).  The 2008 Lyntek Report specifies that a price between the then-current spot and long term prices of uranium was selected, as Lyntek “used a price forecast of $80 as an indicator of likely uranium prices in the future,” for its base case analysis. The 2008 Lyntek Report presents eight economic analyses to assist with the evaluation of potential cost variances based upon the uranium prices at the time (both spot and long-term contracts and contingencies), and further concludes that, “[b]ecause of the volatility of uranium prices, this price appears to be a reasonable price upon which the project’s economics can be based.  To allow for the volatility of the uranium price, we have assumed a price swing potential of $40 per pound of U3O8 and developed additional economic cases upon those swings to allow stakeholders to properly evaluate the potential economics of the project under possible price conditions.”  The analyses conclude that the deposit allows economic recovery at or over $40 per pound U3O8.  Further, the 2008 Lyntek Report excerpt includes the cautionary language that, due to “the extreme difficulty in forecasting current uranium prices, it is recommended that stakeholders pay particular attention to the lower limit price forecast as a measure of evaluating risk for the project.”

On a going forward basis, the Corporation will include in its filings information regarding spot and long-term uranium prices to be used in consideration of the resource and reserve estimates which appear in the Corporation’s filings.  See also response to No. 5, below.

Comment 5.  In an appropriate location of your filing, please include a discussion in regards to the current price of U3O8.

Response to Comment 5.  The Corporation proposes to add the following information and table under Item 3.A providing the spot and long-term contract prices of uranium reflecting the annual three-year history and the monthly six-month history leading to the March 12, 2010 filing date of the 2009 Form 20-F:

           Unlike other commodities, uranium does not trade on an open market.  Contracts are negotiated privately by buyers and sellers. Uranium prices are published by two of the leading industry-recognized

H. Roger Schwall
Assistant Director, SEC
November 4, 2010

independent market consultants The Ux Consulting Company, LLC and TradeTech, LLC who publish on their respective websites at http://www.uxc.com/  and http://www.uranium.info.  The following information reflects an average of the prices published by these two consulting groups for the timeframe indicated:

12.31 of [year]	2007	2008	2009
Spot price	$89.50	$52.50	$44.50
LT price	$95	$70	$61

End of [month]	Sept 2009	Oct 2009	Nov 2009	Dec 2009	Jan 2010	Feb 2010
Spot price	$42.88	$48	$45.38	$44.50	$42.38	$41.13
LT price	$64.50	$64.50	$61	$61	$61	$60

In connection with this response to the SEC Reply, the Corporation acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; and further acknowledges that Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and, further acknowledges that the Corporation may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please contact me if you wish to discuss any of the foregoing responses.  I may be reached at 303-269-7703.

Sincerely,
Ur-Energy Inc.

By:   /s/Roger L. Smith
 Roger L. Smith
 Chief Financial Officer

c:           Thomas Rose, Troutman Sanders LLP
   Virginia Schweitzer, Fasken Martineau DuMoulin LLP